SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004
Telephone:  (212) 574-1200
Facsimile:  (212) 480-8421

October 26, 2016

Mr. Chad Eskildsen
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street, N.E.
Washington, DC 20549

Re:	Wintergreen Fund, Inc. File Nos. 333-124761 and 811-21764

Dear Mr. Eskildsen:

This letter responds to the comment of the staff (the "Staff") of the Securities and Exchange Commission to the annual report of Wintergreen Fund, Inc. (the "Fund") included in the Fund's Form N-CSR filing made on February 29, 2016.  The comment was provided by telephone to the undersigned and Ms. Patricia Poglinco of this office on October 13, 2016, during which time a related point was raised in connection with the semi-annual report of the Fund included in the Fund's Form N-CSR filing made on August 30, 2016. For your convenience, the Staff's comment is set forth below and is followed immediately by the Fund's response.

Comment:          The Staff notes that the Fund's investments in tobacco-related companies represented 27.7% and 33.8% of the Fund's portfolio as of December 31, 2015 and June 30, 2016, respectively. While the Staff acknowledges that the portion of the Fund's portfolio represented by such investments is likely due to appreciation of the applicable portfolio securities and a decrease in the size of the Fund (rather than an acquisition by the Fund of additional securities of tobacco-related issuers), the Staff believes that the Fund should supplement its Prospectus to include disclosure relating to the risks associated with investing in tobacco-related companies.

Response:          The Fund's Prospectus dated April 29, 2016 currently includes disclosure indicating that the Fund's performance could be adversely impacted by negative developments regarding an entire industry or broad-based market conditions. However, in response to this comment, the Fund has supplemented this disclosure by adding the following disclosure to the Top 10 Holdings Report available on the Fund's website:

Sector and Industry Risk. The Fund may invest in any sector or industry. From time to time, as a result of appreciation of certain of the Fund's portfolio securities and/or a change in the size of the Fund, investments in a particular sector or industry may represent a significant portion of the Fund's overall portfolio. To the extent that such an event occurs with respect to a particular sector or industry, and that sector or industry, as applicable, is affected by new laws, rules, regulations, litigation, price trends or other factors, the Fund will be subject to greater potential risk than funds that do not have as much exposure to such sector or industry.

In addition to adding the foregoing to the website, the Fund will include this risk disclosure in its annual report for the year ended December 31, 2016 and in the Fund's annual update of its Registration Statement on Form N-1A.

Please contact the undersigned at (212) 574-1598 or Patricia Poglinco at (212) 574-1247 with any questions.

Sincerely, /s/ Keri E. Riemer Keri E. Riemer

cc:	Elizabeth N. Cohernour Steven Graff Patricia Poglinco

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